Mail Stop 3561

December 8, 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

>   **RE: Cancer Therapeutics, Inc.**
>   **Registration Statement on Form SB-2**
>   **File No. 333-119915**
>   **Amendment Filed: November 9, 2005**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please footnote the table to indicate the offering expenses and net proceeds to the company for the minimum and maximum.

Prospectus Summary

2. Update the summary financial data to include the interim period.

Business, page 12

3. Include all of the disclosure required by Item 101(c)of Regulation S-B.

4. Please provide the basis for the following statement on page 14: "[c]yrobank . . . is a tumor storage service that has continually been effective in preserving tumors."

5. The following statement on page 14 does not make sense: "[w]e have received clearance from the FDA to under Investigational New Drug numbers IND 2791, and IND 6533 to use the T-cell therapy for research only." Please clarify.

6. We reissue our prior comment 9 because your disclosure does not adequately address the basis for your ability to provide your services without FDA approval. Please revise your disclosure on this topic to explicitly state how, without FDA approval, you are able to provide your services. With regard to disclosure in prior amendments regarding your ability to provide your services under Georgia state law, we continue to note that you have not responded to our inquiries about this disclosure. Please address the staff's concerns about your prior disclosure. In doing so, we again refer you to comments 12 and 13 of our letter of July 8, 2005.

7. Your revisions in response to our prior comment 10 are difficult to comprehend because the disclosure does not appear in a centralized location in the prospectus. We therefore reissue our prior comment 10. In a tabular format, please provide disclosure that sets for each IND number, what the IND relates to, the IND's current status, the milestones that have yet to be accomplished, and the costs and timeframes associated with moving forward with each IND.

Government Approval, page 19

8. Please explain the reasons why you are able to provide Cryobank services without FDA approval.

Certain Relationships and Related Transactions

9. The principal and interest balances on the related party notes discussed hereunder should be updated to reconcile with the table on page 12 and the most recent balance sheet presented.

10. Indicate the percentage of Mr. Oldham's "minority" interest in Immune complex Corp.

Item 27. Exhibits

11. Section 4. of the subscription agreement, filed as exhibit 10.6, should be removed.

Financial Statements
Report of Independent Registered Public Accounting Firm

12. The date of the accountant's report (October 18, 2004) should not precede the date of the audited financial statements (May 31, 2005). Please advise your accountant to revise the report accordingly.

Consent of Independent Registered Public Accounting Firm

13. Refer to prior comment 15. Please ensure that the revised consent references the correct date of the audit report.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
        801-816-2599 (facsimile)